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                                 EXHIBIT 28(b)


[UST CORP LOGO]              N E W S  R E L E A S E


For:  Immediate Release

Contact:  Sheila Celata (617) 726-7120


                  UST CORP. APPROVES STOCK REPURCHASE PROGRAM


BOSTON, October 17, 1995: UST Corp announced today that its Board of Directors has approved a stock repurchase program. Under the program, the Company is authorized to repurchase up to 500,000 shares, or approximately 2.8% of UST Corp. common stock outstanding.

The stock buyback is authorized to take place from time-to-time, subject to prevailing market conditions. Purchases may be made on the open market or in privately negotiated transactions. As of today, there are approximately 18 million UST Corp. shares of common stock outstanding.

UST Corp. is a Boston based bank holding company. Through its subsidiaries, the Company provides a broad range of financial services, principally to individuals and privately-held, owner-managed companies in New England. These services include commercial banking, consumer financial services, trust and money management and equipment leasing.


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